                                                                      Exhibit 99

April 24, 2002

To the Mesabi Trust Unitholders,

         We have enclosed with this letter Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 2002.

         As you will see by reviewing the Section in the Form 10-K entitled "Important Factors Affecting Mesabi Trust - Uncertainty of Market Conditions in the Steel and Iron Ore Industry" on page 6, there currently is a great deal of uncertainty regarding market conditions in the North American steel and iron ore industry. Unfortunately, following a significantly weak second half of fiscal year 2000, North American steel industry fundamentals continued to deteriorate during fiscal year 2001. This is reflected by comparing the net income earned by the Trust for the fiscal year ended January 31, 2002, which was $3,644,406 (or net income per Unit of $0.28) with the net income earned in the fiscal year ended January 31, 2001, which was $5,346,145 (or net income per Unit of $0.41).

         As reported in the Trust's letter to Unitholders contained within its 2000 Annual Report to the Unitholders, in the beginning of 2001, Cleveland-Cliffs, Inc. (CCI), the corporate parent of Northshore Mining Company, reduced iron ore pellet production at Northshore by approximately 700,000 tons. On November 7, 2001, CCI announced another production curtailment, which would result in an additional reduction in iron ore pellet production of 500,000 tons. As reasons for both production cutbacks, CCI cited the impact on its customers of perceived unfairly traded imports, the general deterioration in overall steel demand in North America, steel industry consolidation and slowing economies in the United States and Canada. Northshore has advised the Trustees that total calendar year 2002 production may be approximately 3.0 million tons of iron ore pellets. Nevertheless, no forecast of the volume of shipments of iron ore pellets for the coming year was provided. These current conditions in the steel and iron ore industry could have an adverse impact on the royalties that will be paid to the Trust during fiscal year 2002.

         On March 5, 2002, President Bush released a three-year tariff schedule to be imposed on a significant number of imported steel products. The tariffs, which range from eight percent to thirty percent, took effect on March 20. Although these tariff measures may have a favorable impact on the amount of the Trust's royalty income, it is nevertheless too early to determine the extent to which these measures will positively or negatively affect the Trust during fiscal year 2003. Furthermore, although domestic steel prices already appear to be increasing, it is uncertain whether these increases are a result of the President's tariffs on steel products. Consequently, the Trustees are unable to determine at this time whether the increases will continue and what impact, if any, they will have upon iron ore pellet prices during fiscal year 2003.

         CCI recently announced the signing of a significant customer contract to supply pellets commencing in 2002 from its CCI-managed mines in Michigan and Minnesota. Pellet sales in 2003 and beyond are expected to be greater than the initial year, 2002, and according to CCI should enable CCI to operate at its production capacity levels beginning in 2003. Although the Trustees are unable to predict the level of pellet sales from Northshore in 2002, if this customer contract enables Northshore to operate at its production capacity of 4.2 million tons by fiscal year 2003, such production increases could generate additional royalty income for the Trust and its Unitholders.

         This letter contains certain forward-looking statements with respect to iron ore production at Northshore in 2002, which statements are intended to be made under the safe harbor protections of the private Securities Litigation Reform Act of 1995. Actual production and shipments of iron ore pellets could differ materially from current expectations due to inherent risks such as lower demand for steel, iron ore, higher steel imports, processing difficulties or other factors. Although the Mesabi Trustees believe that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which could cause actual results to differ materially.


                                              Respectfully,


                                              Trustees of Mesabi Trust